UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of January, 2009.
Comission File Number 001-32535
Bancolombia S.A.
(Translation of registrant’s name into English)
Cra. 48 # 26-85
Medellín, Colombia
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑            Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  _____
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(2):  _____
Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐            No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- .

BANCOLOMBIA S.A. ANNOUNCES THE APPROVAL OF ISSUANCE
OF SUBORDINATED ORDINARY NOTES
Medellín, Colombia, January 27, 2009
The Board of Directors of Bancolombia S.A. (“Bancolombia”), at a meeting held on January 26, approved the issuance of Bonos Ordinarios Subordinados (the “Subordinated Ordinary Notes”) as follows:
1.
The Subordinated Ordinary Notes will be offered in Colombia in multiple and successive issuances up to an aggregate principal amount of one trillion Colombian pesos (Ps $1,000,000,000,000) (approximately US $ 438.5 million)*.

2.
According to the Reglamento de Emision y Colocacion de Multpiles y Sucesivas Emisiones de Bonos Ordinarios Subordinados (the “Subordinated Ordinary Notes Terms”) approved today by the Board of Directors of Bancolombia, which define the financial terms and maximum interest rates of the Subordinated Ordinary Notes, the issuances of Subordinated Ordinary Notes may consist of multiple series.

3.
The Board of Directors of Bancolombia, authorized the legal representative of Bancolombia to conduct the offerings of the Subordinated Ordinary Notes pursuant to the Subordinated Ordinary Notes Terms and to carry out any actions necessary for the issuance of the Subordinated Ordinary Notes, including obtaining government approvals.

The proceeds from the offerings will be used for general corporate purposes of Bancolombia, which include carrying out the business authorized to financial institutions in accordance with applicable law.
• Exchange Rate for January 27, 2009. Ps. 2,280.43

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANCOLOMBIA S.A.
(Registrant)

Date: January 27, 2009	By:	/s/ JAIME ALBERTO VELÁSQUEZ B.

Name: Jaime Alberto Velásquez B.
Title: Vice President of Finance